FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding date of board meeting of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 30, 2020; and

2.          a copy of monthly return of equity issuer on movements in securities of the Registrant, submitted by the Registrant on August 3, 2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces that a meeting of the Board of the Company will be convened on Tuesday, 18 August 2020, for the purposes of considering and approving the interim results announcement of the Company for the six months ended 30 June 2020 for publication and transacting any other business.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
3 August 2020

Document 2

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	31/07/2020

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Huaneng Power International, Inc. (A Sino-foreign joint stock limited company incorporated in the People's Republic of China)
Date Submitted	3 August 2020

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	902 (Hong Kong Stock Exchange)	Description :	“H” share listed in H.K. “ADR” listed in N.Y.

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		4,700,383,440	1.00	4,700,383,440

Increase/(decrease)		0		0

Balance at close of the month		4,700,383,440	1.00	4,700,383,440

(2) Stock code :	600011 (Shanghai Stock Exchange)	Description :	“A” share listed in Shanghai

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		10,997,709,919	1.00	10,997,709,919

Increase/(decrease)		0		0

Balance at close of the month		10,997,709,919	1.00	10,997,709,919

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	15,698,093,359

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1) H Shares	(2) A Shares

Balance at close of preceding month	4,700,383,440	10,997,709,919	N/A	N/A

Increase/ (decrease) during the month	0	0	N/A	N/A

Balance at close of the month	4,700,383,440	10,997,709,919	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer):
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A

( / / )
shares
(Note 1)

2. N/A

( / / )
shares
(Note 1)

3. N/A

( / / )
shares
(Note 1)
		Total A. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed:
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B. (Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed):
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes):
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )
Ordinary shares (Note 1)

2.	N/A

( / / )
Ordinary shares (Note 1)

3.	N/A

( / / )
Ordinary shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital:
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

2. Open offer	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

3. Placing	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

6. Repurchase of shares				Class of shares repurchased (Note 1)

				Cancellation date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

7. Redemption of shares				Class of shares redeemed (Note 1)

				Redemption date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

8. Consideration issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Total E. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

~~We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III which has not been previously disclosed in a return published under rule 13.25A, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:~~

~~(Note 2)~~

~~(i)~~	~~all money due to the listed issuer in respect of the issue of securities has been received by it;~~

~~(ii)~~	~~all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;~~

~~(iii)~~	~~all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;~~

~~(iv)~~	~~all the securities of each class are in all respects identical (Note 3);~~

~~(v)~~
~~all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;~~

~~(vi)~~	~~all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;~~

~~(vii)~~
~~completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and~~

~~(viii)~~
~~the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.~~

Remarks (if any):
As the Company is incorporated in the PRC, the concept of "authorised share capital" is not applicable. The information shown as "authorised share capital" in section I above refers to
"registered share capital" of the Company.

Submitted by:	Huang Chaoquan
Title:	Secretary of the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :
1.	State the class of shares (e.g. ordinary, preference or other).

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.  Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
●	the securities are of the same nominal value with the same amount called up or paid up;
●
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

●	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     August 4, 2020